(Formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars - unaudited)

For the three months ended July 31, 2021

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

	July 31,	April 30,
As at	2021	2021
	$	$
ASSETS

Current assets
Cash and cash equivalents	76,017,478	19,398,272
Tax receivables	3,034,671	1,344,511
Other receivables	52,976	6,846
Prepaid expenses	684,279	116,136

Total current assets	79,789,404	20,865,765

Property, plant and equipment	114,876	101,337

Exploration and evaluation assets (Note 3)	30,638,907	18,508,268

Total assets	110,543,187	39,475,370

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3,458,813	1,290,721

Total liabilities	3,458,813	1,290,721

SHAREHOLDERS' EQUITY

Share capital (Note 4)	112,949,680	45,962,344

Reserves	15,215,680	8,148,730

Share to be issued (Note 3)	308,594	308,594

Accumulated other comprehensive income (loss)	(34,245)	5,476

Deficit	(21,355,335)	(16,240,495)

Total shareholders' equity	107,084,374	38,184,649

Total liabilities and shareholders' equity	110,543,187	39,475,370

Note 1 - Nature of operations and going concern
Note 7 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 2

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars - unaudited

		Three Months	Three Months
		Ended	Ended
		July 31, 2021	July 31, 2020
General and administrative expenses
Amortization		$15,599	3,362
Consulting fees		85,723	86,594
Directors' fees		90,000	40,000
Exploration		90,126	-
Foreign exchange (gain) loss		(17,201)	266,236
Insurance		12,835	9,275
Management fees		87,500	67,500
Marketing		600,284	490,806
Office and miscellaneous		311,112	62,439
Professional fees		250,477	56,977
Share based compensation (Note 4e)		3,464,044	968,100
Transfer agent and filing		125,390	9,968
Travel and promotion		50,030	-

		5,165,919	2,061,257
Other income
Interest income		(51,079)	-

Net loss		5,114,840	2,061,257

Other comprehensive loss
Items that will be reclassified subsequently to loss

Translation loss on foreign operations		39,721	-

Net loss and comprehensive loss		$5,154,561	2,061,257

Basic and diluted loss per share		$0.05	0.06

Weighted average number of common shares

- Basic and diluted	#	102,741,120	34,127,628

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

	Three Months	Three Months
	Ended	Ended
	July 31, 2021	July 31, 2020

Operating activities

Net loss for the period	$(5,154,561)	$(2,061,257)
Items not affecting cash:
Amortization	15,599	3,362
Foreign exchange gain	(17,201)	-
Share based compensation	3,464,044	968,100

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	2,168,092	32,386
Due to/from related parties	-	(25,253)
Taxes receivable	(1,736,290)	(196,103)
Prepaid expenses	(568,143)	(66,165)

Net cash flows used in operating activities	(1,828,460)	(1,344,930)

Investing activities

Exploration and evaluation expenditures	(12,113,437)	(1,048,737)
Purchase of equipment	(29,138)	(11,638)

Net cash flows used in investing activities	(12,142,575)	(1,060,375)

Financing activities

Cash proceeds of common shares issued net of issuance costs	68,857,630	33,350,582
Issuance of common shares - option exercise	376,520	-
Issuance of common shares - warrants exercise	1,356,091	-

Net cash flows provided by financing activities	70,590,241	33,350,582

Increase in cash and cash equivalents	56,619,206	30,945,277

Cash and cash equivalents, beginning of period	19,398,272	2,583,910

Cash and cash equivalents, end of period	$76,017,478	$33,529,187

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 4

VIZSLA SILVER CORP.

(formerly Vizsla Resources Corp.)

Condensed Consolidated Statements of Changes in Equity

Expressed in Canadian dollars, except for number of shares - unaudited

	Common shares
	Number	Amount	Reserves	Share to	Other	Deficit	Total
				be issued	comprehensive
					income (loss)
		$	$	$	$	$	$

Balance, April 30, 2020	58,895,348	12,202,496	2,126,899	308,594	-	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus	27,035,500	35,072,785	-	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options	2,647,404	771,028	-	-	-	-	771,028
Share issuance costs - cash	-	(2,517,860)	-	-	-	-	(2,517,860)
Share issuance costs - finders warrants	-	(1,360,087)	1,360,087	-	-	-	-
Stock based compensation	-	-	968,100	-	-	-	968,100
Net loss for the period	-	-	-	-	-	(2,061,257)	(2,061,257)

Balance, July 31, 2020	88,578,252	44,168,362	4,455,086	308,594	-	(7,202,480)	41,729,562

Shares issued pursuant to exercise of warrants and options	5,461,984	1,764,622	-	-	-	-	1,764,622
Shares issued for services	28,508	41,468	-	-	-	-	41,468
Share issuance costs - cash	-	(12,108)	-	-	-	-	(12,108)
Stock based compensation	-	-	3,693,644	-	-	-	3,693,644
Net loss and comprehensive loss for the period	-	-	-	-	5,476	(9,038,015)	(9,032,539)

Balance, April 30, 2021	94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649

Shares issued pursuant to private placement and prospectus	29,290,000	71,152,150	2,072,850	-	-	-	73,225,000
Shares issued pursuant to exercise of warrants and options	6,074,979	1,732,611	-	-	-	-	1,732,611
Share issuance costs - cash	-	(4,367,369)	-	-	-	-	(4,367,369)
Share issuance costs - finders warrants	-	(1,530,056)	1,530,056	-	-	-	-
Stock based compensation	-	-	3,464,044	-	-	-	3,464,044
Net loss and other comprehensive loss for the period	-	-	-	-	(39,721)	(5,114,840)	(5,154,561)

Balance, July 31, 2021	129,433,723	112,949,680	15,215,680	308,594	(34,245)	(21,355,335)	107,084,374

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 5

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

1. Nature and Continuance of Operations and Going Concern

The Company was incorporated on September 26, 2017 under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla").

The head office and principal address of the Company is located at 700- 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Panuco-Copala property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco-Copala property is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of its common shares. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

2. Significant Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2021 audited annual consolidated financial statements and the notes to such financial statements.

Page | 6

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

2. Significant Accounting Policies and Basis of Presentation (continued)

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of September 29, 2021, the date these condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Basis of consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

		Country of	Ownership	Ownership
Entity	Principal activities	incorporation	interest as at	interest as at
		and operation	July 31, 2021	April 30, 2021

Vizsla Copper Corp. (formerly	Exploring evaluating	Canada	100%	100%
Northbase Resources Inc.)	mineral properties

Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%

Minera Canam SA DE CV	Exploring evaluating	Mexico	100%	100%
	mineral properties

Operaciones Canam Alpine SA DE	Exploring evaluating	Mexico	100%	100%
CV	mineral properties

Vizsla Royalty Corp. (formerly Vizsla	Exploring evaluating	Canada	100%	100%
Copper Corp. and 1283303 B.C. Ltd.)	mineral properties

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

b) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

3. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	July 31,	April 30,
	2021	2021
Northbase Resources Inc. - Blueberry Property (a)	$1,457,886	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	29,144,311	17,030,382
Vizsla Copper Corp. - Carruthers Pass property (c)	36,710	20,000
	$30,638,907	$18,508,268

Page | 7

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

a. Northbase Resources Inc. - Blueberry Property

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.

Cost related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		July 31,
	2020	Additions	2021	Additions	2021
	$	$	$	$	$
Acquisition costs
Shares	1,357,467	-	1,357,467	-	1,357,467
	1,357,467	-	1,357,467	-	1,357,467
Exploration costs
Analysis	15,365	-	15,365	-	15,365
Equipment	13,800	-	13,800	-	13,800
Geophysical consulting	45,499	-	45,499	-	45,499
Project management	6,130	-	6,130	-	6,130
Travel, supplies and field expenses	19,625	-	19,625	-	19,625
	100,419	-	100,419	-	100,419
Balance	1,457,886	-	1,457,886	-	1,457,886

b. Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam SA DE CV and Operaciones Canam Alpine SA DE CV. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1: Upon exercise of any defined options by Canam, the Company will issue 6,500,000 common shares (issued subsequent to the quarter end);

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares.

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Millstone event 1 and 2 for a total of 750,000 common shares as finders' fees. As of July 31, 2021, neither of the above milestone events occurred.

Page | 8

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

b. Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Panuco - Copala Property

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020 to restructure the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

• A cash payment of US$4,250,000 (paid) payable to Panuco upon signing of the Amending Agreement;

• The issuance to Panuco of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued subsequent to the quarter end); and

• A cash payment of US$6,100,000 on or before February 1, 2022, following the refurbishment and transfer of ownership of the mill which is to occur on or before December 31, 2021.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

Page | 9

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

b. Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

• A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid subsequent to the quarter end); and

• The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued subsequent to the quarter end).

Costs related to the properties can be summarized as follows:

	Balance,		Balance,		Balance,
	April 30,		April 30,		July 31,
	2020	Additions	2021	Additions	2021
	$			$	$
Acquisition costs
- Cash	45,000	967,761	1,012,761	5,294,731	6,307,492
- Shares issued	1,896,987	-	1,896,987	-	1,896,987
- Contingent consideration	308,595	-	308,595	-	308,595
- Effective settlement of loans receivable	1,064,647	-	1,064,647	-	1,064,647
- Transaction cost	125,190	-	125,190	-	125,190
	3,440,419	967,761	4,408,180	5,294,731	9,702,911
Exploration costs
Analysis	162,056	1,204,518	1,366,574	690,906	2,057,480
Depreciation	-	3,563	3,563	2,155	5,718
Drilling	368,376	5,603,046	5,971,422	4,076,247	10,047,669
Ejido rights	-	80,901	80,901	9,413	90,314
Equipment	69,283	312,982	382,265	229,242	611,507
Field cost	357,157	1,734,955	2,092,112	1,002,733	3,094,845
Geological consulting	553,226	1,088,130	1,641,356	190,670	1,832,026
Maintenance	174,717	140,718	315,435	9,746	325,181
Rent of land	-	86,099	86,099	90,359	176,458
Travel and misc.	64,595	710,156	774,751	146,816	921,567
Effect of change in exchange rate	-	(92,276)	(92,276)	370,911	278,635
	1,749,410	10,872,792	12,622,202	6,819,198	19,441,400
Balance	5,189,829	11,840,553	17,030,382	12,113,929	29,144,311

c. Carruthers Pass Property, British Columbia

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

The Company paid $20,000 as option payment during the year ended April 30, 2021. Following is a summary of the terms of exercising the option:

Page | 10

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

3. Exploration and Evaluation Assets (continued)

c. Carruthers Pass Property, British Columbia (continued)

	Work	Option	Share Issuance
Milestone	Commitment	Payment
On signing (paid)	$-	$20,000	$-
12 month anniversary of signing	100,000	20,000	10,000
24 month anniversary of signing	300,000	40,000	35,000
36 month anniversary of signing	600,000	75,000	40,000
48 month anniversary of signing	1,000,000	110,000	75,000
60 month anniversary of signing	1,000,000	135,000	90,000

Total	$3,000,000	$400,000	$250,000

Costs related to the property can be summarized as follows:

	April 30, 2021	Additions	July 31, 2021
	$	$	$
Acquisition costs
Cash	20,000	-	20,000

Exploration costs
Geophysical consulting	-	16,710	16,710

Balance	20,000	16,710	36,710

4. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at July 31, 2021, 129,433,723 (April 30, 2021: 94,068,744) common shares with no par value were issued and outstanding.

During the three months ended July 31, 2021, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

Page | 11

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

b) Issued and Outstanding (continued)

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

c) Escrow shares

As at July 31, 2021, the Company has 1,282,500 common shares held in escrow (April 30, 2021: 2,032,500).

d) Warrants

As at July 31, 2021, the Company has 33,561,382 warrants exercisable.

The following is a summary of warrant transactions for the three months ended July 31, 2021 and year ended April 30, 2020.

	July 31, 2021		April 30, 2021
	Number of	Weighted	Number of	Weighted
	warrants	average	warrants	average
		exercise		exercise
		price		price
		$		$
Warrants outstanding, beginning of the period	22,757,961	1.86	11,040,617	0.20
Issued	16,222,400	3.18	17,890,732	2.30
Exercised	(5,418,979)	0.25	(6,173,388)	0.29
Warrants outstanding, end of the period	33,561,382	2.76	22,757,961	1.86

Page | 12

VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

d) Warrants, (continued)

The following warrants were outstanding and exercisable July 31, 2021:

	Exercise	Number of warrants
Expiry date	price	outstanding and exercisable
November 28, 2021	$0.40	34,640
December 5, 2021	$0.40	54,641
December 18, 2021	$0.40	4,950
July 30, 2022	$1.87	961,751
July 30, 2022	$2.40	16,283,000
December 3, 2022	$3.25	13,800,000
December 3, 2022	$2.50	1,476,000
December 18, 2022	$3.25	845,000
December 18, 2022	$3.25	101,400
		33,561,382

The fair value of the warrants granted was calculated as of the grant date using the Black- Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.33% to 0.45%
Expected Dividend Yield	-
Expected Volatility	93%
Expected Term in Years	1.5 years

During the three months ended July 31, 2021, the Company recorded fair value of $1,530,056 (April 30, 2021 - $1,360,087) against reserves.

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the three months ended July 31, 2021 and year ended April 30,

2021 is as follows:

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

e) Options (continued)

	July 31, 2021		April 30, 2021
	Number of	Weighted	Number of	Weighted
	options	average	options	average
		exercise		exercise
		price		price
		$		$
Options outstanding, beginning of the period	9,090,000	1.07	5,343,000	0.35
Issued	4,509,000	2.13	5,838,000	1.51
Cancelled	-	-	(155,000)	1.67
Exercised	(656,000)	0.31	(1,936,000)	0.39
Options outstanding, end of the period	12,943,000	1.53	9,090,000	1.07
Options exercisable, end of the period	7,149,900	1.68	6,509,000	1.00

The following options were outstanding and exercisable as July 31, 2021:

	Exercise	Number of Options
Expiry date	price	outstanding and exercisable
February 27, 2029	$0.15	1,180,000
June 13, 2024	$0.17	736,000
December 24, 2024	$0.56	25,000
December 30, 2024	$0.69	1,025,000
January 7, 2025	$0.72	75,000
June 29, 2025	$0.79	1,305,000
August 6, 2025	$2.15	1,590,000
August 27, 2025	$1.76	75,000
October 1, 2025	$1.46	125,000
December 1, 2025	$1.46	100,000
January 12, 2026	$1.71	60,000
February 17, 2026	$1.50	2,138,000
June 22, 2026	$2.31	4,150,000
July 12, 2026	$2.44	220,000
July 27, 2026	$2.44	139,000
		12,943,000

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

4. Share Capital (continued)

e) Options (continued)

Risk Free Interest Rate	0.77%-0.95%
Expected Dividend Yield	-
Expected Volatility	104%
Expected Term in Years	5 years

The Company recorded total fair value of $3,464,044 as share based compensation for the three months ended July 31, 2021 (July 31, 2020- $968,100).

5. Related Party Transactions

During the three months ended July 31, 2021 and 2020, the Company has the following related party transactions:

(a) The Company has incurred $254,200 and $110,000 in consulting fees to the Company's Officers as compensation, respectively.

(b) The Company has paid $225,000 and $57,500 to a company controlled by the CEO and the Chairman of the Company for rent and general administration expenses, respectively.

(c) The Company has granted 3,434,500 (July 31, 2020: 1,570,000) stock options in total to directors, officers and consultants of the Company (Note 4e).

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. Spin off of Vizsla Copper

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1.1 million working capital to Vizsla Copper. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021 under the symbol - VCU.

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VIZSLA SILVER CORP. (formerly Vizsla Resources Corp.)

Notes to Condensed Consolidated Interim Financial Statements For the three months ended July 31, 2021 Expressed in Canadian dollars, except for number of shares - unaudited

7. Subsequent Events

See note 6.

Subsequent to July 31, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued and US$9,500,000 were paid to acquire Copala. The Company issued John Mirko bonus shares of 6,500,000 per milestone event 1 of the Canam agreement (note 3(b)).

Subsequent to July 31, 2021, 77,049 number of warrants with exercise price of $0.40 were exercised for gross proceeds of $33,820.

Subsequent to July 31, 2021, 450,000 number of stock options with exercise price of $0.16 and were exercised for gross proceeds of $72,500.

Subsequent to July 31, 2021, 2,165,000 number of stock options were granted at an exercise price of $2.25 expiring Sep 24, 2026 and vesting over two years.

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